UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
2 June 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Receptos, Inc.
File Nos. 1-35900 and 333-187737

CF# 32369

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Receptos, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form 8-K filed on December 10, 2013; and Form S-1 filed on April 4, 2013, as amended.

Based on representations by Receptos, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	8-K	December 10, 2013	through March 31, 2016
10.22	S-1	April 4, 2013	through March 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary